Exhibit 99.1

CENTOGENE Announces Change in Supervisory Board

Cambridge, MA, USA & Rostock/Berlin, Germany, June 23, 2020 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today announced that its Supervisory Board member Christoph Ehlers has resigned from office, effective June 15, 2020. After serving more than six years as member of the Company’s Supervisory Board, Mr. Ehlers has decided to step down due to personal circumstances.

“We are extremely grateful to Christoph for his contributions to CENTOGENE as both a member of the Supervisory Board and one of our initial stakeholders,” states Prof. Arndt Rolfs, CEO of CENTOGENE. “He has significantly contributed to the growth and direction of the Company. We are pleased that he will remain involved with CENTOGENE and continue to share his in-depth knowledge, extensive network, and experience. We wish him all the best in his future endeavours.”

“CENTOGENE has been a vital part of my life since 2008, and I am proud and grateful to have had the chance to participate in this marvellous corporate development for such a long time. I wish the Company and the team all the best for the future and will, of course, assist wherever possible,” stated Christoph Ehlers.

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 3.0 billion weighted data points from over 530,000 patients representing over 120 different countries as of March 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of March 31, 2020, the Company collaborated with 39 pharmaceutical partners covering over 45 different rare diseases.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting

Bridie Lawlor

+1.917.929.5684

bridie.lawlor@fticonsulting.com